Lang Michener LLP
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File Number: 57330-22

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Direct Line: (604) 691-6834
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E-Mail: klalani@lmls.com

April 26, 2007

FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Jill Davis – Branch Chief

Dear Ms. Davis:

Evolving Gold Corp.
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed November 1, 2006
SEC File No. 000-50953

We write on behalf of Evolving Gold Corp. (the “Company”) in response to the comment set forth in the letter of April 16, 2007 from the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the Fiscal Year Ended March 31, 2006 filed November 1, 2006 (the “Second Comment Letter”). On behalf of the Company, we provide below our response to the comment made in the Second Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 41

Critical Accounting Policies, page 43

1.

We note your response to comment two of our letter dated March 21, 2007 which indicates that mineral rights are capitalized and property acquisition costs are expensed under US GAAP. Please tell us the nature of the property acquisition costs and specify why they are not deemed mineral rights as defined by EITF 04-02.

Property acquisition costs represent option payments made on mineral properties. They are deemed mineral rights pursuant to EITF 04-02.

As the Company is in the exploration stage and has no reserves to date, the Company proposes to elaborate in the treatment of mineral property acquisition costs as follows:

"The Company initially capitalizes mineral property acquisition and exploration costs until a property is placed into production, sold, allowed to lapse or otherwise abandoned. All mineral property acquisition and exploration costs have been acquired for cash and/or common shares. The Company performs periodic evaluations to evaluate recoverability of mineral property costs.

Under US GAAP, mineral property acquisition costs are considered tangible assets and must be capitalized. Management reviews capitalized costs for impairment annually and has determined that there is an impairment because the mineral properties do not have proved reserves. Under US GAAP, mineral property acquisition and exploration costs are expensed as incurred."

As the comments from the Commission require only that the disclosure be amended to clarify and elaborate on requirements under US GAAP, the Company proposes to make the amendments in its Form 20-F for the year ended March 31, 2007 if acceptable to the Commission.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please telephone the undersigned at (604) 691-6834.

Yours truly,

/s/ Karim Lalani

Karim Lalani
for Lang Michener LLP

KZL/lmr

cc.	Mr. John Cannarella

cc:	Evolving Gold Corp. Attention: Mr. Donald Gee, CFO